

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

VIA U.S. MAIL

Andrea Newborn, Esq.
Senior Vice President and General Counsel
The Reader's Digest Association, Inc.
44 South Broadway
White Plains, NY 10601

> **Re:** **The Reader's Digest Association, Inc,**
> **Amendment No. 1 to the Registration Statement on Form S-4**
> **Filed November 22, 2010**
> **File No. 333-170143 & -01 to -47**

Dear Ms. Newborn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market, Ranking, Industry Data and Forecasts, page 1

1. We note you have relied on reports from third-party sources, including comScore, Inc., for data. Please provide us with the relevant portions of the materials you cite. Also, please provide the consent of comScore.com pursuant to Rule 436 or tell us why you believe a consent is not required. Please confirm that the reports you cite from other third party sources, such as Psychster Research on page 4, are either available for free or at nominal cost.

2. Please revise this paragraph to remove the implication that information contained in the prospectus may not be accurate or complete. You may not disclaim responsibility for the accuracy or completeness of the information contained in your document.

Prospectus Summary, page 3

3. Please balance your disclosure in this section by discussing your recent emergence from Chapter 11 bankruptcy in the opening paragraphs of the summary and disclosing your revenues and net losses for recent fiscal periods.

4. In this regard, please also balance the summary by disclosing that your circulation levels have declined and your revenues from subscriptions and advertising have decreased because of both secular trends and general economic conditions.

Summary Description of the Exchange Notes, page 11

5. Please revise the first sentence under this heading. We note that it is intended to be a complete summary.

Risk Factors, page 16

6. Please remove the third and fourth sentences of the introductory paragraph. If a risk is not deemed material, it should not be referenced.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 46

Adjustments relating to the Fresh Start Accounting, page 48

7. We note your disclosure that the book value of the unearned revenue was reduced to fair value, in accordance with ASC 805, to reflect the anticipated costs to fulfill legally obligated services post-emergence from bankruptcy, plus an estimated reasonable profit margin. Please revise to disclose the profit margin or range of profit margins used in calculating the fair value adjustment. Footnote (l) on page 54 should be similarly revised.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Adjustments relating to the Deconsolidation

Footnote (a), page 52

8. We note your disclosure that the pro forma adjustments for the deconsolidation eliminate the revenue and related costs of RDA UK which was deconsolidated in February 2010. Please revise your footnote to also disclose that the deconsolidation resulted in a $49 million loss at the time of deconsolidation but since the impact of the loss is non-recurring it has been eliminated from the historical financial statements.

Adjustments relating to the Plan of Reorganization

<u>Footnote (e), page 53</u>

9. We note your disclosure that these adjustments recognize compensation expense for your Board of Directors under compensation plans put into effect for your post-emergence Board. Please revise footnote (e) to provide further details as to the nature of these amounts including how the amounts were calculated or determined. Include in your revised disclosure whether this adjustment represents incremental compensation to the Board and explain how this compensation was directly related to the Reorganization. Also, please explain why the adjustment for the nine months ended September 30, 2010 is decreasing expenses by $(.3) rather than increasing them for the period.

<u>Footnote (f), page 53</u>

10. We note that this adjustment reflects adjustments to compensation expense as a result of the 2010 Omnibus Incentive Compensation Plan. Please explain in footnote (f) how the amounts of the adjustments were calculated or determined, including all significant assumptions used in your computations. Include in your response and your revised disclosure the nature and terms of the equity-based awards that were granted in 2010 and tell us how they are directly related to the Reorganization. Also, please explain why the adjustment for the nine months ended September 30, 2010 resulted in a $.4 million decrease in expense rather than an increase in expense for the period.

<u>Footnote (h), page 53</u>

11. Please revise footnote (h) to disclose the significant assumptions that were used to compute each component of this adjustment.

<u>Footnote (i), page 53</u>

12. We note that this adjustment reflects the elimination of the loss on an interest rate swap that occurred during the quarter ended June 30, 2009. In light of the fact that it appears that this loss would most likely still occur on January 1, 2009 assuming the Plan and reorganization took place on January 1, 2009, please revise to clarify that even though this loss would occur immediately prior to the reorganization, it is non-recurring and therefore is not included in the pro forma financial statements. Also, please tell us and clarify in footnote (i) how this adjustment is directly attributable to the reorganization transaction as required by Rule 11-02(b)(6) of Regulation S-X.

<u>Footnote (k), page 54</u>

13. We note that this adjustment reflects the increase in tax expense for the twelve months ended December 31, 2009 and the increase in tax benefit for the nine months ended September 30, 2010. Please revise to explain how these amounts were calculated or

determined, including the tax rates and any other significant assumptions that were used to calculate the adjustment.

Footnote (l), page 54

14. We note from the disclosure in footnote (l) that you have reduced the adjustment to consider the impact of unearned revenue amortization related to fair value adjustments recorded at the acquisition of Readers Digest Association by Ripplewood Holdings and its affiliated companies on March 2, 2007. Please explain why you believe it was appropriate to reduce the adjustment to amortize the unearned fair value adjustment for the 2007 acquisition transaction for purposes of the pro forma presentation. Additionally, please revise footnote (l) to explain how this portion of the adjustment of $12.1 million was calculated or determined.

Adjustments Relating to the Fresh Start Accounting, page 54

Footnotes (r) and (t), page 56 and 57

15. Please revise to explain in further detail how these adjustments were calculated or determined. Include in your disclosure the tax rates used in the calculation as well as any other assumptions used in your computations.

Adjustment (s)

16. We note that this adjustment reflects interest expense and amortization of deferred financing fees on the notes as discussed in the exchange offering as well as elimination of interest and fees related to the DIP Facility and German Term Loan. In order to clearly show how the income statement adjustments were calculated or determined, please revise your footnote to disclose the amount of the notes issued, the amount of the issuance discount and the amount of the deferred financing fees related to the notes that were recorded in the historical financial statements. Also, please disclose the amount of the Senior Credit facility deferred financing fees and commitment fees that were recorded in 2010. In addition, please revise to disclose the amounts of the obligations that were repaid/repurchased as well as the related interest rates and fees associated with these obligations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Results of Operations, page 72

17. We note that your disclosures of results of operations include a discussion of the changes in revenue and operating income/loss between periods in which a statement of operations is provided. Please revise to also include a discussion of the changes in the other

operating line items in the statement of operations such as product, distribution and editorial expenses; and promotion, marketing and administrative expenses.

The Periods From February 20 to September 30, 2010 and January 1 to February 19, 2010 compared to the nine months ended September 30, 2009, page 73

18. We note from your disclosure that in discussing revenue and operating profit you disclose an amount for the combined nine month period ended September 30, 2010 as compared to the nine months ended September 30, 2009. Please note that it is not acceptable to combine the revenue, operating profit, or other amounts for the period from February 20 to September 30, 2010 with amounts from January 1 to February 19, 2010 to result in one amount for purposes of discussing the changes in results of operations between periods because of the change in basis that resulted from the adoption of fresh start accounting. Please revise to separately disclose the amount related to each reporting period when discussing the reasons for the changes between each reporting period.

Historical liquidity and capital resources, page 88

Debt , page 92

19. We note your disclosure of the debt instruments outstanding as of September 30, 2010. Please revise to include disclosure of the pertinent terms and conditions of these debt instruments including, interest rate, maturity, and the nature of any restrictive covenants.

Sufficiency of capital resources, page 95

20. Please revise to discuss your liquidity needs on a short-term and long-term basis (long-term is twelve months or longer).

Quantitative and Qualitative Disclosures About Market Risk, page 97

21. We note your disclosure that your earnings are sensitive to the impact of changes in foreign currency exchange rates on certain identifiable transactions. Please revise your disclosure to discuss this risk in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Business, page 106

Effective branded community-based business model, page 117

22. Please provide us with support for your belief that "these communities have high customer engagement and are, therefore, attractive to advertisers."

<u>Leader in direct marketing, page 117</u>

23. Please provide us with support for your statement that "our international response rate is greater than twice the industry average for direct mail."

<u>Management, page 126</u>

24. Please revise the director biographies to provide the information called for by amended Item 401(e)(1) of Regulation S-K, including a brief discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

<u>Executive Compensation, page 131</u>

25. We note you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

<u>Competitive Data, page 132</u>

26. It appears from your disclosure that you use compensation data about other companies to, at least in part, base, justify, or provide a framework for your compensation decisions. We note in this regard disclosure that you use survey data from the Towers Watson Executive Compensation Survey and the Towers Watson General Industry Executive Survey. You further disclose that you target named executive officer salaries at the median for total annual cash compensation and total direct compensation. Please clarify how you use this survey data to structure compensation for your named executive officers. Additionally, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you or advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K. For additional guidance, see Regulation S-K Compliance and Disclosure Interpretation 118.05.

<u>Annual Cash Bonus, page 135</u>

27. We note that you use adjusted EBIDTA as a performance target for the MIP. Please revise to disclose how adjusted EBITDA is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

<u>The Exchange Offer, page 163</u>

<u>Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes, page 168</u>

28. It appears from your disclosure that you will issue the new notes or return the old notes promptly after acceptance. Please revise to clarify that you will issue the new notes or

return the old notes promptly after expiration or termination. Revise your disclosure on page 8 in this manner as well. See Exchange Act Rule 14e-1(c).

Description of Notes, page 172

Repurchase at the option of the holder, page 189

29. Please revise to provide cross-references to the definitions of "Excess Cash Flow," "Change of Control," and "Asset Sale" on pages 240, 232, and 229, respectively.

U.S. Federal Income Tax Considerations, page 260

30. We note that language that the discussion of material tax consequences "is, in the opinion of [counsel], correct in all material respects" is not appropriate in a short-form tax opinion. Please revise the introductory paragraph to clearly indicate that the discussion of material tax consequences is the opinion of counsel.

Audited Financial Statements for the Six Months Ended December 31, 2009 and Year Ended June 30, 2009 and 2008

Consolidated Statements of Changes in Stockholders' Deficit for the six months ended December 31, 2009, Years ended June 30, 2009, 2008 and Combined Consolidated Statement of Changes in Stockholder's Equity for the year ended June 30, 2007

31. We note the presentation in the statement of changes in stockholder's equity for the year ended June 30, 2007 of a line item entitled "Adjustment of historical carrying amounts (38.5% for WRC Media Inc. and 15.6% for Direct Holdings U.S. Corp of fair value of assets acquired and liabilities assumed) in the amount of $80.2 million. Please tell us and clarify in Note 3 the nature of this adjustment to equity and explain in detail how it was calculated or determined. As part of your response, you should also explain how this equity adjustment relates to the amounts reflected in the purchase price allocation included in Note 3. We may have further comment upon review of your response.

Notes to the Financial Statements

Note 2. Organization and Summary of Significant Accounting Policies

– Stock-Based Compensation, page F-17

32. We note your disclosure that liability awards such as stock appreciation rights and restricted stock units, total compensation costs are based on the fair value of the award on the date the terms are paid. Please tell us the nature and terms of any equity based awards that are accounted for as liabilities as of December 31, 2009, June 30, 2009 or June 30, 2008. Also, if there are any equity based awards accounted for as liabilities during these periods, please tell us the amount of the liability and the caption on the

balance sheet where the amount is recorded. Additionally, it appears that these liabilities would be measured at fair value on a recurring basis and as such, the disclosures set forth in ASC 820-10-50 should be included in the notes to the financial statements. Please revise accordingly.

- Product Warranty, page F-18

33. We note from your disclosure that you provide basic and extended warranty policies on certain of the Lifestyle and Entertainment Direct Products. Please revise your notes to the financial statements to include the disclosures related to the warranty accrual required by ASC 460-10-50-8.

Note 3. Entities Under Common Control

34. We note from the disclosure included in Note 3 that the consideration paid by RDA Holdings Co. to acquire the 38.5% of WRC Media not owned by investment funds affiliated with Ripplewood and the 15.6% of Direct Holdings not owned by investment funds affiliated with Ripplewood totaled $43.3 and $9.2 million, respectively. Please reconcile these amounts with the aggregate purchase prices for WRC Media and Direct Holdings disclosed in Note 2 on page F-12 of $100.7 million and $56.7 million, respectively. In this regard, we are unclear as to why the purchase price paid for the interests not owed by entities affiliated with Ripplewood was not equal to 38.5% and 15.6% of the aggregate purchase prices disclosed in Note 2. Please advise or revise as appropriate.

35. We note from the disclosure included in Note 2 that a portion of the purchase prices for the acquisition of 38.5% of WRC Media not owned by investment funds affiliated with Ripplewood and 15.6% of Direct Holdings not owned by investment funds affiliated with Ripplewood consisted of shares of the Company's common stock. Please tell us and revise the Company's financial statements to explain how the fair value of the shares issued to these parties was determined. We may have further comment upon review of your response.

Note 13. Prepaids and Other Current Assets, page F-40

36. We note from your disclosure that the balance of prepaids and other current assets for each of the reporting periods includes a line item titled "expense of subsequent issues." Please tell us the nature of these capitalized amounts.

Note 23. Equity Compensation Plans, page F-54

37. Since there was no public trading market for the Company's common shares following the Acquisition transaction during 2007, please tell us and revise Note 23 to explain in further detail how the Company determined the estimated market value of its common shares during the various periods presented in the Company's financial statements during

which stock options, RSA's and RSU's were granted to employees, directors and consultants. Your revised disclosures should explain in detail both the methods and significant assumptions used in estimating the market values of the common shares at the grant dates and periodic measurement dates for the stock based compensation grants. We may have further comment upon review of your response.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2009

– General

38. We note that you recorded several asset impairments during fiscal 2010. In light of the fact that the calculation of these impairments required the assets to be recorded at their fair value, we believe that the disclosures required by ASC 820-10-50 should be included in your notes to the financial statements. Please revise to include these disclosures for any assets or liabilities that are measured at fair value on a non-recurring basis.

Note 3. Fresh Start Accounting, page F-109

39. We note that the equity value at February 19, 2010 was determined to be $589.9 as calculated as the concluded enterprise value less $555.3 million of interest bearing debt plus $157.3 million of cash and cash equivalents. We also note from your disclosure in Note 2 that 27.5 million shares were issued to holders of allowed pre-petition credit agreement claims and new warrant certificates were issued to certain holders of allowed claims who voted in favor of your Plan. Please tell us, and revise to disclose how you determined the amount of shares and warrants to be issued in connection with the emergence from Chapter 11. Also, please tell us how you valued the reserve of 7.5% for equity grants to management and the new Board of Directors. Additionally, please tell us how you calculated or determined the amount of cash and cash equivalents of $157.3 million used in the calculation of equity value as that amount is not consistent with the amount on the statement of financial position as of February 19, 2010 as disclosed in Note 3.

40. We note from the disclosure on page F-109 that the Company's reorganization value is $987.9 million and was estimated using various valuation methods, including (1) a comparison of your project performance to the market values of comparable companies, (2) a review and analysis of several recent transactions of companies in similar industries as the Company and (3) a calculation of the present value of future cash flows based on your projections. With regard to the Company's determination of reorganization value, please tell us and revise the notes to your financial statements to include disclosure of the following matters:

- Please revise to disclose the significant assumptions used in your discounted cash flow analysis including expected changes in cash flows from those indicated by your current operations, number of years for which cash flows were projected, discount rates and other significant assumptions used in your analysis, including how any terminal value was calculated or determined. Refer to the disclosure requirements outlined in ASC 852-10-50-7.

- Disclose the results of the valuation based on multiples of peer group companies and explain how the results of this analysis were combined or blended with the results of the discounted cash flow analysis to arrive at the total enterprise value of $987.9 million.

We may have further comment upon receipt of your response and our review of your revised disclosures.

41. We note that fresh start adjustments included adjustments to the value of property, plant and equipment, and intangible assets. Please revise your disclosure to state all significant assumptions used by the valuation consultants or management in determining the valuation amounts. As part of your revised disclosure, please explain in detail the nature of any intangible assets that required adjustment to fair value, the amounts of fair value adjustments for each type of intangible and a discussion of how the fair value was determined. Also, include disclosure of sensitive assumptions for which there is a reasonable possibility of the occurrence of a variation that would have significantly affect the measurement value, and assumptions about anticipated conditions that are expected to be different from current conditions. See ASC 852-10-50-7.

Footnote (d), page F-112

42. We note that this adjustment primarily reflects the increase in long-term and short-term deferred tax liabilities, other tax adjustments, the recognition of a deferred gain relating to a previous sale-leaseback transaction and other deferred rent charges on the rejected leases pursuant to the Plan of Reorganization. Please revise to disclose the amount of the adjustment related to each of the disclosed factors and explain how you calculated/ determined each amount. In addition, please provide us more details as to the reasons for the recognition of a deferred gain relating to a previous sale-leaseback and tell us why you believe it is related to the Plan of Reorganization.

Footnote (e), page F-112

43. Please revise to disclose the amount of the adjustment related to each factor disclosed. Also, in light of the fact that you disclose that these amounts are "reclassified," please disclose the line item on the balance sheet where these amounts are reclassified from.

Footnote (f), page F-112

44. We note from the disclosure included in footnote (f), that in connection with the reorganization plan, the Senior Subordinated Note holders received a settlement of new warrants provided the note holders voted in favor of the plan. Please tell us and revise footnote (f) to disclose the number and terms of the warrants that were issued to the note

holders as part of the plan. Also, please explain how these warrants were valued and accounted for in the Company's financial statements as part of the reorganization.

Footnote (h), page F-112

45. We note that the tax impact related to the pre-tax gain on the cancellation of debt has been presented as $161.8 million. Please revise to explain how this amount was calculated or determined. Include in your revised disclosure the tax rate(s) used in the calculation or determination of this amount.

Footnote (i) pages F-113

46. We note that the adjustments to prepaid magazine costs and unearned agent commissions were made because the estimated cost to complete the unearned revenue obligation included these charges. Please revise your disclosure to explain the nature of these unearned revenue obligations and to explain how you estimated or determined the fair value of the remaining obligations.

Footnote (k), page F-113

47. We note that in the calculation of successor company goodwill, you add the fair value of non-interest bearing liabilities, excluding accrued reorganization related liabilities. Please provide us details of how you calculated or determined this amount of $1445.9 million.

Footnote (m), page F-114

48. Please revise footnote (m) to explain in further detail how each of these adjustments was calculated or determined. As part of your revised disclosure, you should also disclose the related tax rates that were used to compute each of these adjustments.

Footnote (n), page 114

49. Please revise footnote (n) to explain how the fair value of the Company's deferred revenue obligation was calculated or determined. As part of your revised disclosure, please disclose the profit margin that was used in the Company's fair value computations.

Note 4. Reorganization Items, page F-115

50. Please tell us if there is any interest income recorded on the statement of operations for any of the Predecessor periods in which the company was in Chapter 11 proceedings that has not been included as a "Reorganization Item." Please note that ASC 852-10-45 indicates that interest income earned as a result of Chapter 11 filings should be included as a reorganization item.

Note 8. Impairment of Assets, page F-118

51. We note your disclosure that you have not finalized your interim impairment analysis of the "Other" reporting unit as of September 30, 2010 and therefore recorded an estimated goodwill charge of $19.1 during the period February 20 to September 30, 2010. Please tell us if you have finalized the impairment test and if so, tell us if there will be any additional charges to goodwill or intangibles during the period ended September 30, 2010. Also, please tell us if you have completed your annual impairment test and if so, please tell us the results of this test.

52. Based on your disclosure in Note 8, it appears that you may have some reporting units that are at risk of failing step one of the goodwill impairment test. With regards to your most recent goodwill impairment test, please tell us and revise your disclosure in MD&A to indicate whether any of your reporting units were at risk of failing step one of the impairment test (i.e. fair value was not <u>substantially</u> in excess of carrying value) and if so, please revise your discussion in MD&A to include the following disclosures:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test, and how fair value was determined;

- Description of the methods and key assumptions used and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions; and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We may have further comment upon review of your revised disclosures.

Note 10. Income Tax, page F-124

53. We note your disclosure that you expect the final tax impact of the bankruptcy emergence as well as the Plan's overall effect on the Company's tax attributes and tax basis in assets to be recorded in the December 31, 2010 financial statements. Please tell us, and revise your disclosure to indicate if this amount can be estimated at this time and if so please disclose the estimated impact or range of such impact. If such amount cannot be estimated at this time, please explain why.

Note 16. Equity-Based Compensation, page F-137

54. We note from your disclosure in Note 2 to the audited financial statements that it appears there may be restricted stock units that were considered liability awards in the period ended December 31, 2009. Please tell us if there are any terms related to the restricted stock units issued in 2010 that would require liability classification under ASC 718.

55. We note from the disclosure included in Note 16 that the successor company has issued stock based compensation grants during the period from February 20, 2010 through September 30, 2010. We also note that the weighted average exercise price for the options granted during this period was $17.42 and that the exercise price of all options granted was deemed equal to the estimated market value of RDA Holding Co.'s common stock at the date of grant. Please explain in further detail how the Company determined that the exercise price for options granted during the period was equal to the estimated market value of RDA Holding's common shares. As part of your response, please reconcile the fair value of the Company's common shares as determined on the basis of this analysis with the valuation of the shares issued as part of the reorganization proceedings in February 2010 and explain the facts and circumstances responsible for any differences. We may have further comment upon review of your response.

Signatures and Powers of Attorney

56. Please include signature pages for each of the co-registrants in your next amendment.

Exhibit 5.2

57. The legality opinion should speak as the date of effectiveness. Please have counsel revise the fourth paragraph on page 3 accordingly or confirm that counsel will refile the opinion on the date of effectiveness.

Exhibit 5.3

58. The legality opinion should speak as the date of effectiveness. Please have counsel revise the first paragraph on page 4 accordingly or confirm that counsel will refile the opinion on the date of effectiveness.

Exhibit 5.4

59. The legality opinion should speak as the date of effectiveness. Please have counsel revise the penultimate paragraph on page 3 accordingly or confirm that counsel will refile the opinion on the date of effectiveness.

Exhibit 8.1

60. This opinion should speak as the date of effectiveness. Please have counsel revise the second full paragraph on page 2 accordingly or confirm that counsel will refile the opinion on the date of effectiveness.

Other

61. Please include a currently dated consent of your independent public accountant in any future amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3301 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (212) 492-0309
        Raphael M. Russo, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP